China Ming Yang Wind Power Group Limited

Jianye Road, Mingyang Industry Park

National Hi-Tech Industrial Development Zone

Zhongshan, Guangdong 528437

People’s Republic of China

Tel: (86) 760-2813-8666

Fax: (86) 760-2813-8709

VIA EDGAR

February 2, 2015

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Mr. Brian Cascio, Accounting Branch Chief

Mr. Andri Boerman, Reviewing Accountant

Mr. Gary Todd, Reviewing Accountant

Re:	China Ming Yang Wind Power Group Limited (the “Company”) Form 20-F for Fiscal Year Ended December 31, 2013 Filed April 30, 2014 File No. 001-34866

Dear Mr. Cascio, Mr. Boerman and Mr. Todd:

In connection with the Company’s response letter submitted to the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) on January 16, 2015 via EDGAR relating to the comment letter of the Staff dated December 18, 2014, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Chuanwei Zhang
Chuanwei Zhang
Chairman and Chief Executive Officer